MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

October 17, 2006

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated October 17, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for BARBARA O'NEILL

10/30

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

OCTOBER 17, 2006

News Release: 06-18

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Palomino Porphyry Project Drilling Completed

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has completed the 2006 diamond drill program on the Palomino Copper-Gold porphyry property, located near Houston, British Columbia.

The drilling at the Palomino project successfully tested the strong magnetic anomaly and flanking chargeability anomaly identified by geophysical surveys completed earlier this year.

The single BQ (36.5mm) drill hole totaled 254.20 meters in length and was collared at a 50° angle. Previously undocumented feldspar – quartz porphyry dyke was encountered in the hole. This 14.33 meter porphyry intersection is hosted within a moderately to strongly propylitic altered andesite volcanic assemblage. The propylitic alteration observed is interpreted to be related to hydrothermal alteration associated with a porphyry copper system. Manson Creek is encouraged by the 2006 drilling which has located a new porphyry occurrence and demonstrated that strong hydrothermal alteration is present on the property.

Once the core splitting is complete, the samples will be sent to Eco-Tech Laboratories in Kamloops, British Columbia for assay work. The results are expected in five to six weeks after the samples have been received by the lab and future exploration plans will be prepared once the results are analyzed.

About the Palomino Property

The 2,174 hectare Palomino property is located 25 kilometers east of Houston, British Columbia and located in the Omineca mining district in North West British Columbia. The prospect is road accessible and located near favourable infrastructure.

Samples collected from the property have confirmed historical sampling results with gold values ranging from 9.95 to 42.0 g/t and copper values to 0.23%.

The property contains a large overburden covered magnetic anomaly and flanking chargeability anomaly which, until the current program, had never been directly tested. The outcrop in the immediate area of the anomaly is a dark green to gray feldspar pheric andesite which is highly magnetic and display variable epidote – calcite – feldspar alteration.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"
Regan Chernish, P.Geol.
President and Director

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

OCTOBER 17, 2006

News Release: 06-18

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Palomino Porphyry Project Drilling Completed

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has completed the 2006 *diamond* drill program on the Palomino Copper-Gold porphyry property, located near Houston, British Columbia.

The drilling at the Palomino project successfully tested the strong magnetic anomaly and flanking chargeability anomaly identified by geophysical surveys completed earlier this year.

The single BQ (36.5mm) drill hole totaled 254.20 meters in length and was collared at a 50° angle. Previously undocumented feldspar – quartz porphyry dyke was encountered in the hole. This 14.33 meter porphyry intersection is hosted within a moderately to strongly propylitic altered andesite volcanic assemblage. The propylitic alteration observed is interpreted to be related to hydrothermal alteration associated with a porphyry copper system. Manson Creek is encouraged by the 2006 drilling which has located a new porphyry occurrence and demonstrated that strong hydrothermal alteration is present on the property.

Once the core splitting is complete, the samples will be sent to Eco-Tech Laboratories in Kamloops, British Columbia for assay work. The results are expected in five to six weeks after the samples have been received by the lab and future exploration plans will be prepared once the results are analyzed.

About the Palomino Property

The 2,174 hectare Palomino property is located 25 kilometers east of Houston, British Columbia and located in the Omineca mining district in North West British Columbia. The prospect is road accessible and located near favourable infrastructure.

Samples collected from the property have confirmed historical sampling results with gold values ranging from 9.95 to 42.0 g/t and copper values to 0.23%.

The property contains a large overburden covered magnetic anomaly and flanking chargeability anomaly which, until the current program, had never been directly tested. The outcrop in the immediate area of the anomaly is a dark green to gray feldspar pheric andesite which is highly magnetic and display variable epidote – calcite – feldspar alteration.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"
Regan Chernish, P.Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

OCTOBER 17, 2006

News Release: 06-18

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Palomino Porphyry Project Drilling Completed

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has completed the 2006 diamond drill program on the Palomino Copper-Gold porphyry property, located near Houston, British Columbia.

The drilling at the Palomino project successfully tested the strong magnetic anomaly and flanking chargeability anomaly identified by geophysical surveys completed earlier this year.

The single BQ (36.5mm) drill hole totaled 254.20 meters in length and was collared at a 50° angle. Previously undocumented feldspar – quartz porphyry dyke was encountered in the hole. This 14.33 meter porphyry intersection is hosted within a moderately to strongly propylitic altered andesite volcanic assemblage. The propylitic alteration observed is interpreted to be related to hydrothermal alteration associated with a porphyry copper system. Manson Creek is encouraged by the 2006 drilling which has located a new porphyry occurrence and demonstrated that strong hydrothermal alteration is present on the property.

Once the core splitting is complete, the samples will be sent to Eco-Tech Laboratories in Kamloops, British Columbia for assay work. The results are expected in five to six weeks after the samples have been received by the lab and future exploration plans will be prepared once the results are analyzed.

About the Palomino Property

The 2,174 hectare Palomino property is located 25 kilometers east of Houston, British Columbia and located in the Omineca mining district in North West British Columbia. The prospect is road accessible and located near favourable infrastructure.

Samples collected from the property have confirmed historical sampling results with gold values ranging from 9.95 to 42.0 g/t and copper values to 0.23%.

The property contains a large overburden covered magnetic anomaly and flanking chargeability anomaly which, until the current program, had never been directly tested. The outcrop in the immediate area of the anomaly is a dark green to gray feldspar pheric andesite which is highly magnetic and display variable epidote – calcite – feldspar alteration.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"
Regan Chernish, P.Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.